SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: November 6, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

Third Quarter Report
September 30, 2008

Oncolytics Biotech Inc.
TSX: ONC
NASDAQ: ONCY

Third Quarter Report
For the quarter ended September 30, 2008
Letter to Shareholders
Pivotal Trial Program Selected
Oncolytics made a decision in early November to pursue a pivotal (Phase II/III) randomized trial using the combination of REOLYSIN® with paclitaxel/carboplatin in refractory patients with head and neck cancers. The decision was made following a review of results by the Company’s Board of Directors from the Company’s ongoing U.K. Phase I and Phase II combination REOLYSIN® and paclitaxel/carboplatin clinical trials. The results were presented November 1 at the International Society for Biological Therapy of Cancer (iSBTc) annual meeting in San Diego, CA.
Compelling Clinical Results
Interim results of both the Phase I and Phase II U.K. clinical trials examining REOLYSIN® in combination with paclitaxel and carboplatin were announced at the iSBTc annual meeting on November 1. Of 14 patients treated so far in the two trials, four patients have had dramatic partial responses, five have had stable disease, four have had progressive disease and one is too early to evaluate. Nine of the evaluable patients are head and neck cancer patients. Eight of nine patients have responded, with four patients experiencing a partial response, while four have had stable disease ranging from two to eight cycles.
During the quarter, we announced the completion of the dose escalation portion of our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers. On November 1, interim results of the trial were also presented at the iSBTc annual meeting. The researchers demonstrated that 9 of 11 evaluable patients have experienced stable disease or better for at least four cycles. These include one complete resolution of the target lesion in a breast cancer patient with stable disease (SD) of non-target lesions; one partial response in gastric cancer; and stable disease or better in a variety of cancers. The second component of the trial, which is ongoing, includes the enrolment of a further nine patients at the top dose of REOLYSIN® in combination with a standard dosage of docetaxel.
During the quarter, the U.S. National Cancer Institute (NCI) started patient enrolment in a Phase 2 clinical trial for patients with metastatic melanoma using systemic administration of REOLYSIN®. The trial is being carried out by the Mayo Phase II Consortium under the NCI’s Clinical Trials Agreement with Oncolytics, while Oncolytics will provide clinical supplies of REOLYSIN®. The primary objectives of the study are to assess the antitumour effects of REOLYSIN® in patients with metastatic malignant melanoma, as well as the safety profile of REOLYSIN®. The trial is expected to enroll up to 47 patients with metastatic melanoma.
It was particularly gratifying to announce during the quarter that following U.S. Food and Drug Administration (FDA) review, we initiated a U.S. Phase II clinical trial using intravenous administration of REOLYSIN® as a first-line therapy in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with K-RAS or EGFR-activated tumours. Lung cancer is the second most common cancer in men and women and is the leading cause of cancer death. More people die of lung cancer than of colon, breast and prostate cancers combined. According to the American Cancer Society, this year there will be about 215,020 new cases of lung cancer in the U.S., of which 85% to 90% will be NSCLC. Only about 15% of people diagnosed with lung cancer are still alive after five years.
The trial is a single arm, two-stage, open-label, Phase 2 study of REOLYSIN® given intravenously with paclitaxel and carboplatin every 3 weeks. Patients will receive four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may be continued as a monotherapy. It is anticipated that up to 36 patients will be treated in this trial. Previous preclinical data indicates that reovirus tends to localize in the lungs, and we have seen clinical responses in metastatic lung lesions with REOLYSIN® as a monotherapy as well as in combination with paclitaxel and carboplatin. A significant clinical opportunity for REOLYSIN® exists in the treatment of patients with metastatic cancers, including NSCLC, who have a mutated K-RAS gene and are unlikely to respond to treatment with EGF receptor inhibitors.
Commercial Scale Manufacturing
Subsequent to the quarter-end, we also announced that we had completed the initial scale up of our manufacturing process for REOLYSIN® to commercial scale. While our manufacturing capacity at 40 litres allowed us to support future pivotal clinical studies with REOLYSIN®, a 100-litre manufacturing facility has the potential to produce more than one million doses a year for intravenous use.
Growing IP Portfolio
Oncolytics’ intellectual property portfolio continues to grow. On the last day of the quarter, we were granted our 28th U.S. patent, followed one week later by our 29th U.S. patent. Our portfolio now includes more than 190 issued patents worldwide.
Outlook
In the quarters ahead, we expect to be submitting our protocol for our first pivotal trial for REOLYSIN®, as well as announcing additional results from our 12 active clinical trials.
I would like to thank all our stakeholders for their continued support, and I look forward to updating all of you on our progress.

Brad Thompson, PhD
President and CEO
November 4, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2008 and 2007, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2007. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2008 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable laws.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our activities on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including our ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

See also “RISK Factors Affecting Future Performance” in our 2007 MD&A.
REOLYSIN® DEVELOPMENT UPDATE FOR THE THIRD QUARTER OF 2008
We continue to develop our lead product REOLYSIN® as a potential cancer therapy. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.
Clinical Trial Program
During the third quarter of 2008, our clinical trial program expanded to 12 clinical trials of which ten are being conducted by us and two are being sponsored by the U.S. National Cancer Institute (“NCI”).
Clinical Trials — Completed Enrollment
During the third quarter of 2008, we completed patient enrolment in the dose escalation portion of our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal. The combination of REOLYSIN® and Taxotere® was well tolerated with no obvious toxicity related specifically to REOLYSIN®. Efficacy of the combination was encouraging with both objective anti-tumour responses and disease stabilization observed radiologically.
This trial (REO 010) has two components. The first component is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. Standard dosages of docetaxel were delivered to patients with escalating dosages of REOLYSIN® intravenously. The second component of the trial includes the enrolment of a further nine patients at the top dose of REOLYSIN® in combination with a standard dosage of docetaxel. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including bladder, lung, prostate or upper gastro-intestinal cancers that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the Maximum Tolerated Dose (MTD), Dose-Limiting Toxicity (DLT), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
Clinical Trials — Actively Enrolling
During the third quarter of 2008, we enrolled and treated our 200th cancer patient in our clinical trial program. As well, we commenced enrollment in our previously approved U.S. Phase II clinical trial investigating REOLYSIN® in combination with paclitaxel and carboplatin and the NCI began enrollment in its Phase II systemic melanoma clinical trial. At the end of the third quarter of 2008, nine of our ten sponsored trials and both our NCI sponsored trials were enrolling and treating patients.
Clinical Trials — Expanded Trial Program
U.S. Phase II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial for Non-Small Cell Lung Cancer
During the third quarter of 2008, we announced that following U.S. Food and Drug Administration review, we initiated a U.S. Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (“NSCLC”) with K-RAS or EGFR-activated tumours.
This trial is a single arm, two-stage, open-label, Phase 2 study of REOLYSIN® given intravenously with paclitaxel and carboplatin every 3 weeks. Patients will receive four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may be continued as a monotherapy. It is anticipated that up to 36 patients will be treated in this trial. Eligible patients include those with metastatic or recurrent NSCLC with K-RAS or EGFR-activated tumours, who have not received chemotherapy treatment for their metastatic or recurrent disease. Patients must have demonstrated mutations in K-RAS or EGFR, or EGFR gene amplification in their tumours (metastatic or primary) in order to qualify for the trial.

The primary objectives of this trial are to determine the objective response rate of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic or recurrent NSCLC with K-RAS or EGFR-activated tumours, and to measure progression-free survival at 6 months. The secondary objectives are to determine the median survival and duration of progression-free survival in patients, and to evaluate the safety and tolerability of REOLYSIN® in combination with paclitaxel and carboplatin in this patient population.
Pre-Clinical Trial and Collaborative Program
Presentations
During the third quarter of 2008, we announced the participation of five of our collaborators and their schedule of presentations at four conferences through November 15, 2008 covering clinical trial results and preclinical research on REOLYSIN®.
A poster entitled “Phase I Trial of Oncolytic Reovirus (Reolysin) in Combination with Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers” authored by Dr. Kevin Harrington and colleagues was presented at the International Society for Biological Therapy of Cancer (“iSBTc”) annual meeting, being held in San Diego, California from October 31-November 2, 2008.
A poster entitled “A Phase I Study to Evaluate the Feasibility, Safety, and Biological Effects of Intravenous Administration of a Wild-Type Reovirus (REOLYSIN®) in Combination with Docetaxel to Patients with Advanced Malignancies” authored by Prof. Hardev Pandha and colleagues was presented at the iSBTc annual meeting, as well a preclinical poster also authored by Prof. Pandha entitled “Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Docetaxel in a PC-3 Prostate Cancer Mouse Model.”
Two oral presentations, both entitled “A Phase II Study of Intravenous Reolysin (Wild Type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung” authored by Dr. Monica Mita et al. are to be presented at the Chemotherapy Foundation Symposium XXVI, being held in New York from November 4-8, 2008 and also at the Connective Tissue Oncology Society (“CTOS”) meeting, being held in London, U.K. from November 13-15, 2008.
A poster entitled “Systemic Administration of Reolysin Inhibits Growth of Human Sarcoma Xenografts Alone and in Combination with Cisplatin and Radiation” authored by Dr. Anders Kolb and colleagues is to be presented at the CTOS meeting.
A poster entitled “In Vivo Efficacy and Replication Dynamics of Intravenously Administered Oncolytic Reovirus in Nude Mice Bearing Human Melanoma Xenografts” authored by Dr. Shizuko Sei et al, was presented at the EORTC-AACR-NCI Symposium on Molecular Targets and Cancer Therapeutics, held in Geneva, Switzerland from October 21-24, 2008.
A poster entitled “Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Cisplatin in a B16.F10 Mouse Melanoma Model” authored by Prof. Hardev Pandha and colleagues is scheduled to be presented at the EORTC-AACR-NCI Symposium on Molecular Targets and Cancer Therapeutics.
Manufacturing and Process Development
During the third quarter of 2008, we completed our final 40-litre production run for 2008 and began the fill and packaging process of the REOLYSIN® we produced in 2008. As well, we continued our process development work examining further scale-up to the 100-litre level, lyophilization, and process validation.

Intellectual Property
During the third quarter of 2008, one U.S. patent was issued. At the end of the third quarter of 2008, we had been issued over 190 patents including 28 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.
Financial Impact
We estimated at the beginning of 2008 that our average monthly cash usage would be approximately $1,660,000 for 2008. Our cash usage for the nine month period ending September 30, 2008 was $12,463,995 from operating activities which includes our intellectual property expenditures which is lower than our expected monthly average. Our net loss for the nine month period ending September 30, 2008 was $12,789,735.
Cash Resources
We exited the third quarter of 2008 with cash resources totaling $12,680,162 (see “Liquidity and Capital Resources”).
EXPECTED REOLYSIN® DEVELOPMENT FOR THE REMAINDER OF 2008
We plan to continue to enroll patients in our clinical trials throughout 2008. We expect to complete enrollment in a number of our co-therapy trials in the U.K. and our sarcoma study in the U.S. We believe that the results from these trials will allow us to broaden our Phase II clinical trial program and choose a pivotal trial path.
We expect to produce REOLYSIN® for our clinical trial program throughout 2008. We believe we will complete our 100-litre scale up activities and will continue our examination of a lyophilization (freeze drying) process for REOLYSIN®.
We now expect, based on our expected activity for the remainder of 2008 that our average monthly cash usage will range between $1,400,000 to $1,500,000 per month (see “Liquidity and Capital Resources”).
RECENT DEVELOPMENTS
Clinical Trial Results
U.K. Phase I/II Combination REOLYSIN® and Paclitaxel/Carboplatin Clinical Trial
On October 23, 2008 we announced that an abstract entitled “Phase I Trial of Oncolytic Reovirus (REOLYSIN®) in Combination with Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers” would be available in the November/December issue of the Journal of Immunotherapy, the official journal of the International Society for Biological Therapy of Cancer (iSBTc). The principal investigator for the trial is Dr. Kevin Harrington of The Institute of Cancer Research and The Royal Marsden NHS Foundation Trust. The abstract covers results of the trial (REO 011) up to July 2008. On November 1, 2008, a poster presentation was presented that included current results of the trial at the iSBTc annual meeting. The meeting was held in San Diego, California from October 31-November 2, 2008.

The results of the fourteen patients treated to date are as follows:

Primary Tumour	REOLYSIN Dose	Cycles		Best Response
	TCID50
Phase I patients
Melanoma	3x10[9]	2		PD
Squamous cell carcinoma (SCC) head & neck	3x10[9]	8		Clinical CR, SD per CT scan
Peritoneal	3x10[9]	3		PD
Melanoma (eye)	1x10[10]	2		PD
Head & neck	1x10[10]	8		PR
Nasopharynx	1x10[10]	8		PR
Endometrial	3x10[10]	8		SD
SCC nasopharynx	3x10[10]	1		PD
Head & neck (laryngeal carcinoma)	3x10[10]	2		SD
Phase II patients
Nasopharynx	3x10[10]	8	*	SD
Nasopharynx with liver mets	3x10[10]	7	*	PR
SCC nasolabial fold	3x10[10]	5	*	SD
SCC nasopharynx	3x10[10]	4	*	PR
SCC nasopharynx	3x10[10]	2	*	Too early to evaluate

*   still on study — CR=complete response, PR=partial response, SD=stable disease, PD=progressive disease
U.K. Phase I/II Combination REOLYSIN® and Docetaxel Clinical Trial
On October 23, 2008 we announced that an abstract entitled “A Phase I Study to Evaluate Systemic Wild-Type Reovirus (REOLYSIN®) in Combination with Docetaxel in Patients with Advanced Malignancies” would be available in the November/December issue of the Journal of Immunotherapy, the official journal of the International Society for Biological Therapy of Cancer (iSBTc). The principal investigator for the trial is Professor Hardev Pandha of the Royal Surrey County Hospital, U.K.
On November 1, 2008, a poster presentation was presented by Prof. Pandha that included current results of this trial, at the iSBTc annual meeting. The results of the fourteen patients treated to date are as follows:

Primary Tumour	REOLYSIN Dose	Cycles		Best Response
	TCID50
Breast	1x10[10]	8		PR CR in liver
Gastric	3x10[10]	8	*	PR 32% reduction in lymph nodes
Mesothelioma	1x10[10]	6		Minor response 23% reduction in lymph nodes
Prostate	3x10[9]	6		SD on scans 30% reduction in PSA
Squamous Cell Carcinoma Head and Neck	3x10[9]	3		Minor response 26% reduction in lymph node
Unknown	3x10[9]	6		SD
Pancreas	3x10[10]	6	*	SD
Prostate	3x10[10]	5	*	SD
Prostate	3x10[10]	5		SD
Melanoma	1x10[10]	4		SD
Pancreas	3x10[10]	2		SD, but progressed clinically

*   patients still on study — CR=complete response, PR=partial response, SD=stable disease

The researchers concluded that REOLYSIN® can be safely combined with docetaxel, that there was objective radiological evidence of anticancer activity and that Phase II studies with this combination are justified. Any significant toxicities observed were consistent with those expected with docetaxel alone.
Phase II/III Program
On November 4, 2008 we announced that we will be pursuing a Phase II/III, randomized trial using the combination of REOLYSIN® with paclitaxel and carboplatin in patients with head and neck cancers.
Pre-Clinical and Collaborative Programs
On October 23, 2008 we announced that Dr. Shizuko Sei of SAIC-Frederick, Inc., delivered a poster presentation entitled “In Vivo Efficacy and Replication Dynamics of Intravenously Administered Oncolytic Reovirus in Nude Mice Bearing Human Melanoma Xenografts” at the 20th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics. SAIC-Frederick is the prime contractor to the National Cancer Institute at Frederick (NCI-F) in the United States. The conference is being held in Geneva, Switzerland, from October 21-24, 2008.
Mice bearing human melanoma tumours each received a single injection of reovirus at various dose levels, administered intravenously. Dose-dependent tumor growth delay was observed in the treated animals, with the effect most pronounced for the first seven days. Reovirus was demonstrated to be in all biopsied tumors and the level consistently increased from day 2 through day 7 in all dose groups.
The investigators concluded that a single IV administration of reovirus led to substantial tumor growth delay in melanoma-bearing nude mice, and the extent of acute phase reovirus replication in tumor tissues appeared to predict the subsequent tumor response. This proof-of-principle study demonstrates that systemically administered reovirus can reach and replicate in distant tumor tissues, resulting in virus-induced oncolysis.
On October 22, 2008, we announced that a poster presentation authored by Prof. Hardev Pandha of The Royal Surrey Hospital, U.K., entitled “Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Cisplatin in a B16.F10 Mouse Melanoma Model” was presented at the 20th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics.
In the study, the researchers examined the in vitro and in vivo oncolytic activity of reovirus in combination with cisplatin against a mouse melanoma cell line. The researchers demonstrated that the combined therapy results in significantly increased cell death in vitro compared to either agent alone. In the mouse model, combined therapy suppressed tumour growth and significantly prolonged median survival time. The researchers concluded that the addition of chemotherapeutic agents can significantly enhance the anti-tumour efficacy of reovirus therapy and justify formal clinical evaluation.
On November 1, 2008, Prof. Pandha made a poster presentation on November 1, 2008 at the iSBTc meeting entitled “Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Docetaxel in a PC-3 Prostate Cancer Mouse Model.” This preclinical research, which demonstrated that combining reovirus and docetaxel treatment resulted in markedly reduced tumour growth compared to single agent treatments, provided support for the ongoing U.K. clinical trial examining the combination of REOLYSIN® and docetaxel in patients with advanced cancers. An abstract covering these preclinical results will also be available in the November/December issue of the Journal of Immunotherapy.
Manufacturing Program
On October 8, 2008 we announced that we had successfully completed initial scale up of our manufacturing process for REOLYSIN® to commercial scale. The scale up of primary production and downstream processing development was undertaken by the National Research Council Biotechnology Research Institute (NRC-BRI) located in Montreal, Canada.

INITIAL ADOPTION OF NEW ACCOUNTING STANDARD
On April 1, 2008, we early adopted the new Canadian Institute of Chartered Accountants’ (the “CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. Pursuant to the transitional provisions set out in Section 3064, we retroactively adopted this standard with restatement.
The adoption of Section 3064 impacted the treatment of our patent costs. Prior to Section 3064, we accounted for our patent costs as an intangible asset under CICA Handbook Section 3450 “Research and Development Costs”. Section 3450 allowed us to capitalize our third party legal costs associated with our patent portfolio as a limited-life intangible asset which was then amortized over the estimated useful life of the patents. Section 3064 does not permit the capitalization of these third party legal costs. Consequently, the third party legal costs previously capitalized as intellectual property are required to be expensed and any previously recorded related amortization charges are to be reversed. The intellectual property costs which remain capitalized and subject to amortization relate to the initial acquisition of our business by SYNSORB Biotech Inc.
In order for us to capitalize our intellectual property expenditures we would be required to demonstrate all of the following:
1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

3.	Our ability to use or sell the intangible asset.

4.	How the intangible asset will generate probable future economic benefits. Among other things, we are able to demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	Our ability to measure reliably the expenditure attributable to the intangible asset during its development.
Therefore, all of our future intellectual property expenditures will be expensed as incurred until we meet all of the capitalization criteria set out above. We plan to regularly monitor our research and development activity in conjunction with these six criteria to ensure we record our intellectual property expenditures in line with Section 3064.
The impact of the early adoption of Section 3064 on our previously reported consolidated balance sheets prior to adoption on April 1, 2008 is as follows:

	March 31,	December 31,	December 31,
	2008	2007	2006
Consolidated Balance Sheet	$	$

Intellectual Property
Intellectual property, previously reported	5,006,297	5,026,540	5,079,805
Adjustment, adoption of Section 3064	(4,554,422)	(4,484,290)	(4,176,055)

Intellectual property, restated	451,875	542,250	903,750

Deficit
Deficit, previously reported	(83,846,498)	(80,522,257)	(65,030,066)
Adjustment, adoption of Section 3064	(4,554,422)	(4,484,290)	(4,176,055)

Deficit, restated	(88,400,920)	(85,006,547)	(69,206,121)

The impact of the early adoption of Section 3064 on our previously reported consolidated statements of loss, comprehensive loss and cash flows prior to the adoption on April 1, 2008 is as follows:

	Three Month			Cumulative from
	Period			inception on
	Ending	Year Ended	Year Ended	April 2, 1998 to
	March 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2007
Consolidated Statements of Loss and Comprehensive Loss	$	$	$	$

Net loss and comprehensive loss, previously reported	3,324,241	15,642,191	14,297,524	80,522,257
Adjustment, adoption of Section 3064	70,132	308,235	330,767	4,484,290

Net loss and comprehensive loss, restated	3,394,373	15,950,426	14,628,291	85,006,547

Basic and diluted loss per share, previously reported	(0.08)	(0.39)	(0.39)	—

Basic and diluted loss per share, restated	(0.08)	(0.39)	(0.40)	—

	Three Month			Cumulative from
	Period			inception on
	Ending	Year Ended	Year Ended	April 2, 1998 to
	March 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2007
Consolidated Statements of Cash Flows	$	$	$	$

Operating activities, previously reported	(2,991,234)	(13,569,594)	(12,155,372)	(66,551,036)
Adjustment, adoption of Section 3064	(257,304)	(852,498)	(842,610)	(6,365,180)

Operating activities, restated	(3,248,538)	(14,422,092)	(12,997,982)	(72,916,216)

Investing activities, previously reported	3,602,844	4,678,785	11,894,126	(22,987,619)
Adjustment, adoption of Section 3064	257,304	852,498	842,610	6,365,180

Investing activities, restated	3,860,148	5,531,283	12,736,736	(16,622,439)

THIRD QUARTER RESULTS OF OPERATIONS
(for the three months ended September 30, 2008 and 2007)
Net loss for the three month period ending September 30, 2008 was $4,140,832 compared to $3,786,456 for the three month period ending September 30, 2007.

Research and Development Expenses (“R&D”)

	2008	2007
	$	$
		[Restated]

Manufacturing and related process development expenses	632,594	879,937
Clinical trial expenses	1,475,915	1,278,175
Pre-clinical trial and research collaboration expenses	218,929	293,785
Intellectual property(1)	265,700	243,696
Other R&D expenses	617,156	438,747

Research and development expenses	3,210,294	3,134,340

Note: 1)	Upon adoption of CICA Handbook Section 3064, intellectual property expenditures are now recorded as an expense for the period.
For the third quarter of 2008, R&D increased to $3,210,294 compared to $3,134,340 for the third quarter of 2007. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2008	2007
	$	$
		[Restated]

Product manufacturing expenses	632,594	610,842
Process development expenses	—	269,095

Manufacturing and related process development expenses	632,594	879,937

During the third quarter of 2008, our M&P expenses decreased to $632,594 compared to $879,937 for the third quarter of 2007. In the third quarter of 2008 we completed the 40-litre production run that had commenced at the end of the second quarter of 2008. In the third quarter of 2007, we were in the process of filling, testing, and packaging the REOLYSIN® that was produced earlier in the year.
Our process development activity in the third quarter of 2008 focused on planning the studies required to obtain a commercial scale manufacturing process that can be used during our pivotal trial program. These studies will include 100-litre scale up and technology transfer activities along with validation, stability and lyophilization studies. In the third quarter of 2007, we focused on increasing the scale of our production runs from batch sizes of 20 litres to 40 and then 100 litres.
Clinical Trial Program

	2008	2007
	$	$
		[Restated]

Clinical trial expenses	1,475,915	1,278,175

During the third quarter of 2008, our clinical trial expenses increased to $1,475,915 compared to $1,278,175 for the third quarter of 2007. In the third quarter of 2008, we incurred patient enrollment and treatment costs in our nine enrolling clinical trials compared to only seven actively enrolling clinical trials in the third quarter of 2007. As well, the patients enrolled in our Phase II clinical trials and those enrolled at the top dose of the dose escalation component of our Phase I trials received more re-treatments in the third quarter of 2008 compared to the third quarter of 2007.

Pre-Clinical Trial Expenses and Research Collaborations

	2008	2007
	$	$
		[Restated]

Research collaboration expenses	218,929	293,785
Pre-clinical trial expenses	—	—

Pre-clinical trial expenses and research collaborations	218,929	293,785

During the third quarter of 2008, our research collaboration expenses were $218,929 compared to $293,785 for the third quarter of 2007. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. In the third quarter of 2008, we continued to review our collaborations, only renewing certain contracts. In the third quarter of 2007, we incurred costs associated with a number of previously contracted collaborations.
Intellectual Property Expenditures

	2008	2007
	$	$
		[Restated]

Intellectual property expenditures	265,700	243,696

In the third quarter of 2008, our intellectual property expenditures were $265,700 compared to $243,696 for the third quarter of 2007. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the second quarter of 2008, we had been issued over 190 patents including 28 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.
Other Research and Development Expenses

	2008	2007
	$	$
		[Restated]

R&D consulting fees	29,462	38,152
R&D salaries and benefits	474,481	342,155
Other R&D expenses	113,213	58,440

Other research and development expenses	617,156	438,747

Our R&D salaries and benefits costs in the third quarter of 2008 were $474,481 compared to $342,155 in the third quarter of 2007. The rise is a result of increases in staff levels in support of our growing clinical activities and compensation levels in 2008 compared to 2007.
Operating Expenses

	2008	2007
	$	$
		[Restated]

Public company related expenses	548,772	567,857
Office expenses	331,666	245,082

Operating expenses	880,438	812,939

During the third quarter of 2008, our office expenses increased to $331,666 compared to $245,082 for the third quarter of 2007. The increase is a result of an increase in staff and compensation levels along with recruiting fees that were not incurred during the third quarter of 2007.

Stock Based Compensation

	2008	2007
	$	$
		[Restated]

Stock based compensation	17,339	38,909

Stock based compensation for the third quarter of 2008 was $17,339 compared to $38,909 for the third quarter of 2007. In the third quarters of 2008 and 2007, we incurred stock based compensation associated with the vesting of previously granted options.
YEAR TO DATE RESULTS OF OPERATIONS
(for the nine months ended September 30, 2008 and 2007)
Net loss for the nine month period ending September 30, 2008 was $12,789,735 compared to $11,833,789 for the nine month period ending September 30, 2007.
Research and Development Expenses (“R&D”)

	2008	2007
	$	$
		[Restated]

Manufacturing and related process development expenses	2,420,643	3,546,732
Clinical trial expenses	4,152,150	2,983,688
Pre-clinical trial and research collaboration expenses	301,870	731,445
Intellectual property expenditures (1)	934,754	806,505
Other R&D expenses	1,841,178	1,553,390

Research and development expenses	9,650,595	9,621,760

Note: 1)	Upon adoption of CICA Handbook Section 3064, intellectual property expenditures are now recorded as an expense for the period.
For the nine month period ending September 30, 2008, our R&D expenses were $9,650,595 compared to $9,621,760 for the nine month period ending September 30, 2007. The change in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2008	2007
	$	$
		[Restated]

Product manufacturing expenses	2,337,612	3,134,143
Process development expenses	83,031	412,589

Manufacturing and related process development expenses	2,420,643	3,546,732

Our M&P expenses for the nine month period ending September 30, 2008 decreased to $2,420,643 compared to $3,546,732 for the nine month period ending September 30, 2007.
During the nine month period ending September 30, 2008, we transferred and completed two 40-litre cGMP production runs of REOLYSIN® that will be used to supply our clinical trial program. As well, we incurred costs associated with the fill and packaging of these production runs. During the nine month period ending September 30, 2007, we completed and packaged production runs at the 20-litre scale.
Our process development expenses for the nine month period ending September 30, 2008 were $83,031 compared to $412,589 for the nine month period ending September 30, 2007. During this period of 2008, we continued examining further scale up to the 100-litre level, lyophilization and process validation studies. In 2007, our process development focus was on our earlier 40-litre scale up studies.

We still expect that our M&P expenses for 2008 will decrease compared to 2007. We are realizing the benefit of our increased scale and better production yields resulting from our prior process development activities allowing us to reduce the number of production runs for 2008. We expect to finish the fill and packaging process for the REOLYSIN® we produced in 2008 in order to meet our clinical trial requirements. We still expect to finalize our 100-litre scale up studies and continue the examination of a lyophilization process for REOLYSIN® in 2008. As well, we plan to initiate process validation studies to support the registration of our manufacturing process which we expect to commence in the fourth quarter of 2008.
Clinical Trial Program

	2008	2007
	$	$
		[Restated]

Clinical trial expenses	4,152,150	2,983,688

During the nine month period ending September 30, 2008, our clinical trial expenses increased to $4,152,150 compared to $2,983,688 for the nine month period ending September 30, 2007.
During this period of 2008, we incurred patient enrollment and treatment costs in our nine enrolling clinical trials compared to only seven actively enrolling clinical trials during this period of 2007. We have also incurred more costs relating to re-treatment in 2008 compared to 2007. In 2008, patients enrolled in our Phase I/II and Phase II clinical trials are meeting the protocol requirements for re-treatments and are subsequently staying on trial longer.
We expect that our clinical trial expenses will continue to increase in 2008 compared to 2007. The increase in these expenses is expected to arise from continued enrollment and continued re-treatments in our existing clinical trials.
Pre-Clinical Trial Expenses and Research Collaborations

	2008	2007
	$	$
		[Restated]

Research collaboration expenses	301,870	694,315
Pre-clinical trial expenses	—	37,130

Pre-clinical trial expenses and research collaborations	301,870	731,445

During the nine month period ending September 30, 2008, our research collaboration expenses were $301,870 compared to $731,445 for the nine month period ending September 30, 2007. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the this period of 2008, we have been reviewing our collaborations and renewing only certain contracts which has resulted in fewer ongoing collaborations compared to the same period of 2007.
We expect that our pre-clinical trial expenses and research collaborations in 2008 will be less than 2007.

Intellectual Property Expenditures

	2008	2007
	$	$
		[Restated]

Intellectual property expenditures	934,754	806,505

During the nine month period ending September 30, 2008, our intellectual property expenditures were $934,754 compared to $806,505 for the nine month period ending September 30, 2007. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from fluctuations in the Canadian dollar as our patent costs are typically incurred in U.S. currency. At the end of the second quarter of 2008, we had been issued over 190 patents including 28 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.
Other Research and Development Expenses

	2008	2007
	$	$
		[Restated]

R&D consulting fees	123,208	180,043
R&D salaries and benefits	1,401,928	1,109,709
Quebec scientific research and experimental development refund	—	(15,927)
Other R&D expenses	316,042	279,565

Other research and development expenses	1,841,178	1,553,390

During the nine month period ending September 30, 2008, our R&D consulting fees were $123,208 compared to $180,043 for the nine month period ending September 30, 2007. During this period of 2007, we incurred consulting activity associated with our co-therapy clinical trial applications that was not incurred in 2008.
During the nine month period ending September 30, 2008, our R&D salaries and benefits costs were $1,401,928 compared to $1,109,709 for the nine month period ending September 30, 2007. The increase is a result of increases in staff and salary levels for 2008 compared to 2007.
We now expect that our Other R&D expenses will increase compared to 2007 due to increases in our staff levels.
Operating Expenses

	2008	2007
	$	$
		[Restated]

Public company related expenses	2,342,315	1,869,235
Office expenses	908,515	842,727

Operating expenses	3,250,830	2,711,962

During the nine month period ending September 30, 2008, our public company related expenses were $2,342,315 compared to $1,869,235 for the nine month period ending September 30, 2007. During this period of 2008, we incurred an increase in professional fees associated with the expansion of our corporate structure and an increase in our investor relations activity.
During the nine month period ending September 30, 2008, our office expenses were $908,515 compared to $842,727 for the nine month period ending September 30, 2007. Our office expense activity has remained consistent during this period of 2008 compared to 2007.

Stock Based Compensation

	2008	2007
	$	$

Stock based compensation	54,955	142,878

Stock based compensation for the nine month period ending September 30, 2008 was $54,955 compared to $142,878 for the nine month period ending September 30, 2007. During this period of 2008 and 2007, we incurred stock based compensation associated with the vesting of options previously granted.
Commitments
As at September 30, 2008, we are committed to payments totaling $1,328,000 for activities related to manufacturing, clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.
SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2008			2007				2006
	Sept.	June	March(1)	Dec.(1)	Sept.(1)	June(1)	March(1)	Dec.(1)
Revenue	—	—	—	—	—	—	—	—
Interest income	98	174	180	265	319	359	268	286
Net loss(3)	4,141	5,255	3,394	4,116	3,786	3,837	4,210	4,907
Basic and diluted loss per common share(3)	0.10	$0.13	$0.10	$0.10	$0.09	$0.09	$0.11	$0.13
Total assets(4)	13,542	19,011	22,854	26,298	29,444	33,269	37,502	29,390
Total cash(2), (4)	12,680	17,930	21,963	25,214	28,191	31,533	35,681	27,614
Total long-term debt(5)	—	—	—	—	—	—	—	150
Cash dividends declared(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Adjusted for the adoption of CICA Section 3064 “Goodwill and Intangible Assets”. See note 2 to the unaudited interim consolidated financial statements for September 30, 2008.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)	Included in net loss and loss per common share between September 2008 and October 2006 are quarterly stock based compensation expenses of $17,339, $18,023, $19,593, $396,278, $38,909, $82,573, $21,396, and $109,670, respectively.

(4)	We issued 4,600,000 units for net cash proceeds of $12,063,394 during 2007 with each unit consisting of one common share and one half of one common share purchase warrant. (2006 — 284,000 common shares for cash proceeds of $241,400)

(5)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value (see note 3 of the December 31, 2007 audited financial statements).

(6)	We have not declared or paid any dividends since incorporation.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at September 30, 2008, we had cash and cash equivalents (including short-term investments) and working capital positions of $12,680,162 and $10,234,893, respectively compared to $25,213,829 and $22,732,987, respectively for December 31, 2007. The decrease in our cash and cash equivalent position reflects the cash usage from our operating activities which includes intellectual property expenditures for the nine month period ending September 30, 2008.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. For the remainder of 2008 and for the first part of 2009, we expect to continue to enroll and re-treat patients in our various clinical trials. We also expect, based on our clinical results, that we will establish a path to registration that will select our pivotal trial program. As well, for the remainder of 2008 and into 2009, we will finalize the scale up of our manufacturing process to 100-litres, continue to develop a lyophilization process and validate our current manufacturing process.
Based on our expected activity for the remainder of 2008, we now expect our average monthly cash usage for 2008 to be $1,400,000 to $1,500,000 and we believe our existing capital resources are adequate to fund our current plans for research and development activities into the second half of 2009. To date, we have funded our operations through the issue of additional capital via public and private offerings. Given the ongoing global financial market environment, our ability to raise additional capital through public and private offerings may be impacted. We are fortunate that we have sufficient cash to adequately fund our development plans into the second half of 2009, but we are also evaluating all financing arrangements as we expect to require additional funding to continue beyond this period.
As a result of the current global financial market environment, we are also closely monitoring our planned activities in 2009 to ensure optimal use of our existing resources. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number and timing of manufacturing runs required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.
We filed a base shelf prospectus on June 16, 2008 which qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units. Establishing a base shelf provides us with additional flexibility when seeking additional capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. As of September 30, 2008, we have not registered or distributed any securities under this shelf.
INITIAL ADOPTION OF ACCOUNTING POLICIES
Capital Disclosures
On January 1, 2008, we adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for disclosure of our objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in Note 6 of our interim consolidated financial statements.
Financial Instruments — Disclosures
On January 1, 2008, we adopted the new recommendations of the CICA for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with financial instruments (CICA Handbook Section 3862), as discussed further in Notes 7 and 8 of our interim consolidated financial statements.
Financial Instruments — Presentation
On January 1, 2008, we adopted the new recommendations of the CICA for presentation of financial instruments (CICA Handbook Section 3863). Adoption of this standard had no impact on the Company’s financial instrument related presentation disclosures.
Goodwill and Intangible Assets
On April 1, 2008, we early adopted the new recommendations of the CICA for the accounting for goodwill and intangible assets (CICA Handbook Section 3064). The impact of adopting Section 3064 is further discussed under “Initial Adoption of New Accounting Standard” and in Note 2 of our September 30, 2008 interim consolidated financial statements.

Future Accounting Changes
International Financial Reporting Standards
In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Standards (“IFRS”). The Company will need to begin reporting under IFRS in the first quarter of 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed. The Company is currently finalizing a diagnostic review of the potential impact IFRS will have on our accounting policies. Upon completion of our diagnostic review, we will determine the potential impact IFRS will have on our data systems, internal controls over financial reporting and business activities.
OTHER MD&A REQUIREMENTS
We have 41,180,748 common shares outstanding at November 4, 2008. If all of our warrants (4,220,000) and options (3,870,493) were exercised we would have 49,271,241 common shares outstanding.
Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.
Controls and Procedures
There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2008 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Consolidated Financial Statements
Oncolytics Biotech Inc.
September 30, 2008

Oncolytics Biotech Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)
As at,

		December 31,
		2007
	September 30,	$
	2008	[Restated see
	$	note 2]

ASSETS
Current
Cash and cash equivalents	12,680,162	6,715,096
Short-term investments [note 7]	—	18,498,733
Accounts receivable	47,891	80,085
Prepaid expenses	307,697	260,300

	13,035,750	25,554,214

Property and equipment	235,542	201,103

Intellectual property [note 2]	271,125	542,250

	13,542,417	26,297,567

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,800,857	2,821,227

Shareholders’ equity
Share capital
Authorized: unlimited number of common shares Issued: 41,180,748 (December 31, 2007 — 41,180,748)	92,759,665	92,759,665
Warrants	5,346,260	5,346,260
Contributed surplus [note 3]	10,431,917	10,376,962
Deficit [notes 2 and 4]	(97,796,282)	(85,006,547)

	10,741,560	23,476,340

	13,542,417	26,297,567

See accompanying notes

Oncolytics Biotech Inc.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

					Cumulative
	Three Month	Three Month	Nine Month	Nine Month	from inception on
	Period Ending	Period Ending	Period Ending	Period Ending	April 2, 1998 to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007	2008
	$	$	$	$	$
		[Restated see		[Restated see	[Restated see
		note 2]		note 2]	note 2]

Revenue
Rights revenue	—	—	—	—	310,000

	—	—	—	—	310,000

Expenses
Research and development	3,210,294	3,134,340	9,650,595	9,621,760	70,750,311
Operating	880,438	812,939	3,250,830	2,711,962	23,856,466
Stock based compensation	17,339	38,909	54,955	142,878	4,759,760
Foreign exchange loss/gain	29,026	18,917	(20,059)	2,829	637,651
Amortization — intellectual property	90,375	90,375	271,125	271,125	3,343,875
Amortization — property and equipment	11,853	10,197	35,233	30,061	483,630

	4,239,325	4,105,677	13,242,679	12,780,615	103,831,693

Loss before the following:	4,239,325	4,105,677	13,242,679	12,780,615	103,521,693

Interest income	(98,493)	(319,221)	(452,944)	(946,826)	(6,467,693)

Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685

Loss before income taxes	4,140,832	3,786,456	12,789,735	11,833,789	98,911,282

Future income tax recovery	—	—	—	—	(1,115,000)

Net loss and comprehensive loss for the period [note 2]	4,140,832	3,786,456	12,789,735	11,833,789	97,796,282

Basic and diluted loss per share	0.10	0.09	0.31	0.29

Weighted average number of shares (basic and diluted)	41,180,748	41,120,748	41,180,748	40,181,777

See accompanying notes

Oncolytics Biotech Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

					Cumulative
	Three Month	Three Month	Nine Month	Nine Month	from inception on
	Period Ending	Period Ending	Period Ending	Period Ending	April 2, 1998 to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007	2008
	$	$	$	$	$
		[Restated see		[Restated see	[Restated see
		note 2]		note 2]	note 2]

OPERATING ACTIVITIES

Net loss for the period	(4,140,832)	(3,786,456)	(12,789,735)	(11,833,789)	(97,796,282)
Deduct non-cash items
Amortization — intellectual property	90,375	90,375	271,125	271,125	3,343,875
Amortization — property and equipment	11,853	10,197	35,233	30,061	483,630
Stock based compensation	17,339	38,909	54,955	142,878	4,759,760
Other non-cash items [note 5]	—	—	—	—	1,383,537
Net changes in non-cash working capital [note 5]	(1,217,916)	316,534	(35,573)	(46,262)	2,445,269

	(5,239,181)	(3,330,441)	(12,463,995)	(11,435,987)	(85,380,211)

INVESTING ACTIVITIES
Capital assets	(10,927)	(11,386)	(69,672)	(49,691)	(771,839)
Purchase of short-term investments	(62,435)	(255,688)	(314,631)	(742,853)	(49,383,594)
Redemption of short-term investments	9,813,364	—	18,813,364	—	48,965,110
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343

	9,740,002	(267,074)	18,429,061	(792,544)	1,806,622

FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	—	—	—	—	15,259,468
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	—	—	—	12,063,394	42,856,898

	—	—	—	12,063,394	96,253,751

Increase (decrease) in cash and cash equivalents during the period	4,500,821	(3,597,515)	5,965,066	(165,137)	12,680,162
Cash and cash equivalents, beginning of the period	8,179,341	6,923,889	6,715,096	3,491,511	—

Cash and cash equivalents, end of the period	12,680,162	3,326,374	12,680,162	3,326,374	12,680,162

See accompanying notes

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2008
1.   INCORPORATION AND NATURE OF OPERATIONS
Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product under development may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.
2.   ACCOUNTING POLICIES
These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The notes presented in these unaudited interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with our most recent annual audited financial statements. The information as at and for the year ended December 31, 2007 has been derived from our annual audited financial statements.
The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform to those used in our most recent annual financial statements except for the following:
Principles of Consolidation
The consolidated financial statements include our accounts and the accounts of our recently incorporated subsidiary, Oncolytics Biotech (Barbados) Inc. All intercompany transactions and balances have been eliminated.
Adoption of New Accounting Policies
Intangible Assets
Prior to the adoption of Section 3064, we accounted for our intellectual property expenditures under CICA Handbook section 3450 “Research and Development Costs”. Section 3450 permitted the capitalization and amortization of intangible assets in order to match the benefit of the intangible asset to the life of the research project.
On April 1, 2008, we early adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064 “Goodwill and Intangible Assets”. Pursuant to the transitional provisions set out in Section 3064, we retroactively adopted this standard with restatement.
Section 3064 does not permit the capitalization of certain previously capitalized intellectual property costs. Consequently, these intellectual property expenditures, previously capitalized as intellectual property, are required to be expensed and any previously recorded related amortization charges are to be reversed. The intellectual property costs which remain capitalized and subject to amortization relate to the initial acquisition of our business by SYNSORB Biotech Inc.
There has been no change to the treatment of our research and development costs.

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2008
The impact of the early adoption of Section 3064 on our previously reported consolidated balance sheets is as follows:

	March 31,	December 31,	December 31,
	2008	2007	2006
Consolidated Balance Sheet	$	$	$

Intellectual Property
Intellectual property, previously reported	5,006,297	5,026,540	5,079,805
Adjustment, adoption of Section 3064	(4,554,422)	(4,484,290)	(4,176,055)

Intellectual property, restated	451,875	542,250	903,750

Deficit
Deficit, previously reported	(83,846,498)	(80,522,257)	(65,030,066)
Adjustment, adoption of Section 3064	(4,554,422)	(4,484,290)	(4,176,055)

Deficit, restated	(88,400,920)	(85,006,547)	(69,206,121)

The impact of the early adoption of Section 3064 on our previously reported consolidated statements of loss, comprehensive loss and cash flows is as follows:

				Cumulative from
	Three Month			inception on
	Period Ending	Year Ended	Year Ended	April 2, 1998 to
	March 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2007
Consolidated Statements of Loss and Comprehensive Loss	$	$	$	$

Net loss and comprehensive loss, previously reported	3,324,241	15,642,191	14,297,524	80,522,257
Adjustment, adoption of Section 3064	70,132	308,235	330,767	4,484,290

Net loss and comprehensive loss, restated	3,394,373	15,950,426	14,628,291	85,006,547

Basic and diluted loss per share, previously reported	(0.08)	(0.39)	(0.39)	--

Basic and diluted loss per share, restated	(0.08)	(0.39)	(0.40)	--

				Cumulative from
	Three Month			inception on
	Period Ending	Year Ended	Year Ended	April 2, 1998 to
	March 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2007
Consolidated Statements of Cash Flows	$	$	$	$

Operating activities, previously reported	(2,991,234)	(13,569,594)	(12,155,372)	(66,551,036)
Adjustment, adoption of Section 3064	(257,304)	(852,498)	(842,610)	(6,365,180)

Operating activities, restated	(3,248,538)	(14,422,092)	(12,997,982)	(72,916,216)

Investing activities, previously reported	3,602,844	4,678,785	11,894,126	(22,987,619)
Adjustment, adoption of Section 3064	257,304	852,498	842,610	6,365,180

Investing activities, restated	3,860,148	5,531,283	12,736,736	(16,622,439)

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2008
Capital Disclosures
On January 1, 2008, we adopted the new recommendations of the CICA for disclosure of our objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in Note 6.
Financial Instruments — Disclosures
On January 1, 2008, we adopted the new recommendations of the CICA for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with financial instruments (CICA Handbook Section 3862), as discussed further in Notes 7 and 8.
Future Accounting Changes
International Financial Reporting Standards
In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Standards (“IFRS”). The Company will need to begin reporting under IFRS in the first quarter of 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed. The Company is currently finalizing a diagnostic review of the potential impact IFRS will have on our accounting policies. Upon completion of our diagnostic review, we will determine the potential impact IFRS will have on our data systems, internal controls over financial reporting and business activities.
Financial Instruments — Presentation
On January 1, 2008, we adopted the new recommendations of the CICA for presentation of financial instruments (CICA Handbook Section 3863). Adoption of this standard had no impact on our financial instrument related presentation disclosures.
3.   CONTRIBUTED SURPLUS

Amount
$

Balance, December 31, 2006	8,529,326
Stock-based compensation	539,156
Expired warrants	1,308,480

Balance, December 31, 2007	10,376,962
Stock-based compensation	54,955

Balance, September 30, 2008	10,431,917

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2008
4.   DEFICIT

Amount
$

Restated balance, December 31, 2006 [note 2]	69,206,121
Adjustment — Alberta Heritage Foundation loan[1]	(150,000)
Restated net loss and comprehensive loss for the year [note 2]	15,950,426

Restated balance, December 31, 2007 [note 2]	85,006,547
Net loss and comprehensive loss, September 30, 2008	12,789,735

Balance, September 30, 2008	97,796,282

1.	On January 1, 2007, the Company adopted, without restatement, CICA Handbook Section 3855 “Financial Instruments — Recognition and Measurement” and Section 1530 “Other Comprehensive Income”. Pursuant to the transitional provisions of Section 3855, the Company classified its short-term investments as held-to-maturity fixed income securities and recorded its Alberta Heritage Foundation interest free loan at fair value. As a result, there were no adjustments made to short-term investments or other comprehensive income and there was a decrease in the Alberta Heritage Foundation loan of $150,000 with a corresponding decrease of $150,000 in the Company’s deficit.
5.   ADDITIONAL CASH FLOW DISCLOSURE
Net Change in Non-Cash Working Capital

					Cumulative from
	Three Month	Three Month	Nine Month	Nine Month	inception on
	Period Ended	Period Ended	Period Ended	Period Ended	April 2, 1998 to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007	2008
	$	$	$	$	$

Changes in:
Accounts receivable	(608)	10,080	32,194	47,366	(47,891)
Prepaid expenses	128,030	384,380	(47,397)	224,729	(307,697)
Accounts payable and accrued liabilities	(1,345,338)	(77,926)	(20,370)	(318,357)	2,800,857

Net change in non-cash working capital	(1,217,916)	316,534	(35,573)	(46,262)	2,445,269

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2008
Other Non-Cash Items

					Cumulative from
	Three Month	Three Month	Nine Month	Nine Month	inception on
	Period Ended	Period Ended	Period Ended	Period Ended	April 2, 1998 to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007	2008
	$	$	$	$	$

Foreign exchange loss	—	—	—	—	425,186
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)

	—	—	—	—	1,383,537

6.   CAPITAL DISCLOSURES
Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity, cash and short-term investments in the definition of capital. We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.
In managing our capital, we estimate our future cash requirements by preparing a budget and a multiyear plan annually for review and approval by our board of directors (the “Board”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multiyear plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared monthly and reviewed by management and are presented quarterly to the Board.
Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.
On June 16, 2008, we filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Establishing the Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multiyear plan. This Base Shelf expires on July 16, 2010 and as of September 30, 2008 we have not registered or distributed any securities under this shelf.

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2008
We are not subject to externally imposed capital requirements.
7.   SHORT-TERM INVESTMENTS
Short-term investments are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested. We intend to match the maturities of these short-term investments with the cash requirements of our activities and treat these as held-to-maturity short-term investments. We do not invest in asset backed commercial paper.

Effective
	Original	Accrued	Carrying	Fair	Interest
	Cost	Interest	Value	Value	Rate
	$	$	$	$

September 30, 2008
Short-term investments	—	—	—	—	—

December 31, 2007
Short-term investments	18,230,340	268,393	18,498,733	18,499,173	4.26%

Fair value is determined by using published market prices provided by the Company’s investment advisor.
8.   FINANCIAL INSTRUMENTS
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable. As at September 30, 2008, there are no significant differences between the carrying values of these amounts and their estimated market values.
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Oncolytics Biotech Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2008
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.
Balances in foreign currencies at September 30, 2008 are as follows:

	U.S.	British
	dollars	pounds
	$	£

Cash and cash equivalents	495,285	62,073
Accounts payable	(179,410)	(9,282)

	315,875	52,791

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in note 6 to the unaudited financial statements.
Accounts payable are all due within the current operating period.

Shareholder Information
For public company filings please go to www.sedar.com or contact us at:
Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com
Officers
Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Scientific Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property
Directors
Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, CA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW, Calgary, AB T2N 1X7
Phone: (403) 670.7377     Fax: (403) 283.0858
www.oncolyticsbiotech.com